SomaLogic, Inc.

2945 Wilderness Place

Boulder, Colorado 80301

October 8, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Cara Wirth

Re: SomaLogic, Inc. – Registration Statement on Form S-1 (File No. 333-259954)

Ladies and Gentlemen:

SomaLogic, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) effective at 4:00 p.m., Eastern Time, on Monday, October 11, 2021, or as soon thereafter as practicable.

The Company hereby authorizes Herbert F. Kozlov of Reed Smith LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Herbert F. Kozlov of Reed Smith LLP, counsel to the Company, at (212) 549-0241, or in his absence, Ari Edelman at (212) 549-4234 or Lynwood E. Reinhardt at (469) 680-4220.

Very truly yours,

By:	/s/ Roy Smythe
Name:	Roy Smythe
Title:	Chief Executive Officer

Cc:	Herbert F. Kozlov, Reed Smith LLP

Ari Edelman, Reed Smith LLP

Lynwood E. Reinhardt, Reed Smith LLP